

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Gregory K. Stapley
President and Chief Executive Officer
CareTrust REIT, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

> **Re: CareTrust REIT, Inc.**
> **Form 10**
> **Filed November 7, 2013**
> **File No. 001-36181**

Dear Mr. Stapley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions.

2. We note your disclosure on page 3 of Exhibit 99.1 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $150 million. Please update your disclosure regarding the credit facility, including the status of any credit agreement as well as its material terms, as applicable.

Exhibit 99.1

Summary, page 1

3.   We note Ensign Group's Investor Presentation dated November 7, 2013 and the reference to initial ownership of 97 skilled nursing, assisted living and independent living facilities. We further note your reference on page 1 of this Exhibit 99.1 that CareTrust will hold substantially all of the real property owned by Ensign, which consists of 96 skilled nursing, assisted living and independent living facilities. Please revise or advise. In addition, please briefly explain why Ensign will retain certain properties and identify such properties.

Overview of the Spin-Off, page 2

4.   We note your disclosure on page 3 that you expect that a certain amount of the proceeds from the issuance of the unsecured notes will be transferred to Ensign in connection with the contribution of assets to you by Ensign. Please revise to include this information in the overview and explain whether you received property appraisals in connection with the facilities to be transferred or how you otherwise determined the amount of proceeds to be transferred to Ensign.

5.   We note your disclosure regarding the purging distribution that CareTrust expects to make shortly after the spin-off. Please advise whether you intend to quantify such purging distribution and highlight its tax treatment. We may have further comment.

Emerging Growth Company Status, page 4

6.   We note your disclosure that you may elect to take advantage of the extended transition period under Section 107(b). Please revise to clarify whether you will elect to take advantage of the extended transition period or opt out.

Risk Associated with Our Business and the Spin-Off, page 5

7.   We note your statement on page 5 that one should carefully consider the matters discussed under the heading "Risk Factors." Please revise to briefly highlight the most significant risk factors discussed under the heading "Risk Factors," including, as applicable, that the spin-off may be deemed taxable, your agreements with Ensign may not reflect arms-length terms and you are subject to applicable requirements of Ensign's 2013 corporate integrity agreement.

Risk Factors, page 16

After the Spin-Off, Christopher R. Christensen …, page19

8.   We note your disclosure that Mr. Christensen will continue to serve as Ensign's CEO and as a director for both you and Ensign. In an appropriate section, please disclose how conflicts related to this position will be resolved.   Further, please revise your disclosure on page 90 regarding under the section "Compensation Committee Interlocks and Insider Participation" as appropriate.

Risks Related to our Business, page 25

We will be dependent on Ensign …, page 25

9.   We note your disclosure that additional risks relating to Ensign's business may be found in Ensign's public filings. Please clarify that all risks regarding Ensign's business that are material to your business and this transaction are disclosed in this filing.

CareTrust's Unaudited Pro Forma Combined Financial Statements

CareTrust's Unaudited Pro Forma Combined Balance Sheet, page 53

10.   Please clarify how the issuance of your shares to Ensign stockholder's in connection with the Spin-Off has been reflected in your unaudited pro forma combined balance sheet.

CareTrust's Unaudited Pro Forma Combined Statement of Income, page 54

11.   We note that you anticipate entering into several agreements prior to consummation of spin-off including entering into five master lease agreements, issuance of $350 million in unsecured notes, and a new line of credit. For each of these new agreements, please disclose any relevant terms that are currently known by management, including interest rates, rental amounts, and terms. Please ensure management updates these disclosures when these material provisions become known.

Notes to CareTrust's Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 56

Adjustment (1), page 56

12.   We note your disclosure on page 3 that some of the proceeds from the issuance of the notes will be will be transferred to Ensign in connection with the contribution of assets from Ensign and that Ensign will use the funds received to repay certain indebtedness and pay up to eight regular quarterly dividends. Please clarify how this transaction has been

reflected in your unaudited pro forma combined financial statements and the unaudited pro forma combined financial statements of The Ensign Group, Inc.

Adjustment (4), page 56

13.   We note your disclosure that pro forma weighted average dilutive shares reflect potential common shares from Ensign's equity plans, in which your employees participate. Please clarify how the amount of shares presented is factually supportable. This comment also applies to Footnote (8) on page 62.

Notes to Ensign Group's Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 61

Adjustment (4), page 61

14.   Please tell us how the adjustment to remove non-recurring expenses incurred during the six months ended June 30, 2013 directly related to the Spin-Off have a continuing impact.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Revenues and Expenses Following the Spin-Off, page 65

15.   We note your disclosure of anticipated revenues and costs to be incurred during the first year after spin-off. Please revise your disclosure to describe how management determined these amounts.

Discussion of Historical Results of Operations of Ensign Properties

Non-GAAP Measurements, page 66

16.   We note your exclusion of non-cash expenses from your calculation of AFFO. Given that management has designated AFFO as an earnings measure, please tell us why it is appropriate to excluded based upon the items being non-cash.

Obligations and Commitments, page 73

17.   In addition to the pro forma table currently presented, please include a contractual obligation table of Ensign Properties.

Business, page 78

18.   Please provide more detail regarding the Master Leases. For example only, please identify the number of properties, the type of properties, the location of the properties

subject to each lease, and the extension period applicable to each lease. Additionally, we note your disclosure on page 100 that, in the event of default with respect to one property, you may terminate the Master Lease. Please clarify if you would be able to terminate all of the Master Leases, or only the Master Lease that encompasses the specific property.

Portfolio Summary, page 78

19.   Please revise the table on page 79 to provide a more detailed breakdown of the property type and location. For example, for California, please specify the number of properties that are skilled nursing facilities, the number that are assisted living facilities, the number of beds by property type, and the average revenue received monthly per bed based on property type. With respect to the independent living facilities, please disclose the average effective rent per unit.

20.   We note your statement on page 78 that you have a geographically diverse portfolio of properties and the table on page 79. You appear to have properties concentrated in California and Texas. Please revise to include the geographical diversification based on revenues and include risk factor disclosure, as applicable.

21.   We note that you will own and operate three independent living facilities. Please revise to briefly explain the business purpose for owning and operating these facilities.

Employees, page 85

22.   Please clarify whether your employees also will continue to be employees of Ensign or an affiliate or whether you will need to engage in hiring post spin-off. If your employees will also be employees of Ensign, please add disclosure regarding potential conflicts of interest.

Management, page 87

23.   Please clarify who will serve as your principal financial officer and principal accounting officer.

Financial Statements, page F-1

24.   Please update your financial statements, pro formas and other financial information presented.

Combined Statements of Income (Loss), page F-4

25.   Please tell us how your current presentation of interest expense and amortization of deferred financing costs within operating expenses is appropriate. If any changes are made, please ensure that these changes are reflected in the pro formas also.

Notes to Consolidated Financial Statements

5. Related Party Transactions, page F-43

26.   We note your disclosure that corporate expenses are allocated from the Parent. For each type of costs allocated, please clarify the allocation methodology used and disclose the calculation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Shannon Sobotka at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel

cc: Jonathan L. Friedman (via e-mail)